July 6, 2005

Deborah A. Vitale
President
Diamondhead Casino Corporation
150-153rd Avenue, Suite 201
Madeira Beach, Florida 33708

Re: Diamondhead Casino Corporation
Form 10-KSB for the year ended December 31, 2004
Commission File Number: 000-17529

Dear Ms. Vitale:

We have reviewed your May 11,2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Management's Discussion and Analysis, page 20

1. We note your response to our previous comment 2. In view of the relative significance of the land under development to your balance sheet, please expand your disclosures to provide information comparable to that furnished supplementally to the staff in your response.

Financial Statements

Consolidated Statements of Operations, page F-4

2. We note your response to our previous comment 4. Please confirm to us that your revised presentation will be similar to that included in your Form 10-Q for the first quarter of fiscal 2005.

Note 5. Stockholders' Equity, page F-17

3. Please confirm to us that you will revise the disclosures referenced in our previous comment 5 to indicate your valuation technique of the 50,000 shares of common stock issued to an officer.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief